 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-262608

PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated April 12, 2024)

Up to 16,812,767 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 61,459,972 Shares of Common Stock
Up to 1,600,045 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 12, 2024 (the “Prospectus”), related to the issuance by System1, Inc., a Delaware Corporation (“System1”, “we,” us,” “our” and similar terms) of up to an aggregate of up to 16,812,767 shares of our Class A common stock, $0.0001 par value per share (“Class A Common Stock”) that are issuable upon the exercise of 16,812,767 warrants (the “Public Warrants” or “Warrants”).
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (collectively, the “Selling Securityholders”) of (a) up to 61,459,972 shares of Class A Common Stock consisting of (i) up to 47,189,227 shares of Class A Common Stock held directly by the Selling Securityholders and (ii) up to 14,270,745 shares of Class A Common Stock issuable to unitholders of S1 Holdco, LLC upon the redemption of their S1 Holdco Class B Units (as defined in the Prospectus), and (b) up to 1,600,045 Public Warrants beneficially owned by certain directors, officers and affiliates of the Company.

This prospectus supplement updates and supplements the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 12, 2024 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Class A Common Stock and the Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “SST” and “SST.WS,” respectively. On May 9, 2024, the closing price of our Class A Common Stock was $1.77 and the closing price for our Public Warrants was $0.09.

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See “Risk Factors” beginning on page 6 of the Prospectus to read about factors you should consider before investing in our Class A Common Stock or Warrants

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 10, 2024.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 10, 2024

System1, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39331	92-3978051
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4235 Redwood Avenue Marina Del Rey, California		90066
(Address of principal executive offices)		(Zip Code)

(310) 924-6037
(Registrant's telephone number, including area code)
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	SST	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Common Stock share at an exercise price of $11.50 per share	SST.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of Directors

On April 10, 2024, the Board of Directors (the “Board”) of System, Inc. (the “Company”) appointed Charles Ursini to serve as a Class II director and Ryan Caswell to serve as a Class III director of the Board. As a Class II director, Mr. Ursini will be up for re-election at the Company’s annual meeting of stockholders to be held in 2024. As a Class III director, Mr. Caswell will be up for re-election at the Company’s annual meeting of stockholders to be held in 2025. Only Mr. Caswell will receive compensation in accordance with the Company’s compensation arrangements for non-management directors, which amount shall be pro-rated for compensation amounts payable through the Company’s annual meetings of stockholders to be held in 2024.

Mr. Caswell has served as the President of Cannae Holdings, Inc. (NYSE: CNNE), a publicly traded holding company, since February 2023, and previously served as its Senior Vice President of Corporate Finance from September 2020 to February 2023. Mr. Caswell also previously served as a Managing Director and Partner of Trasimene Capital Management, LLC, Cannae Holdings’ external manager until March 2024. Mr. Caswell leads the sourcing, execution, and management of many of Cannae Holdings investments and portfolio companies. He currently serves, or has previously served, on the board of directors of multiple companies, including Amerilife, CorroHealth, FC Lorient, TripleTree Holdings and WineDirect, among others, and previously served on the Company’s Board from June to August 2023. Prior to joining Cannae Holdings, Mr. Caswell previously served as a Managing Director in the investment banking division at BofA Securities. Mr. Caswell received his bachelor of arts in economics from Stanford University.

Mr. Ursini is a Co-Founder of the Company’s predecessor business, and currently serves as a member of its senior management team. Previously, Mr. Ursini served as the Company’s first chief executive officer from its initial founding as OpenMail in 2014 until 2020, and also served as a Director of OpenMail/S1 Holdco until January 2022, when the business combination with Trebia Acquisition Corp. was consummated. Prior to System1, Mr. Ursini served in various roles at Leaf Group Ltd. (formerly Demand Media, Inc.) where he oversaw several business units including B.I., Analytics, Monetization & Optimization, and Demand Studios, and most recently held the position of Executive Vice President, Platforms. Prior to Leaf Group/Demand Media, Mr. Ursini was an analyst at Amazon, and started his career as a [bond trader] at Morgan Stanley and UBS. Mr. Ursini received a BBA in Finance & Accounting from Washington State University and his MBA from the University of Southern California.

The Company determined that Mr. Caswell qualifies as independent under the general independence standards of the New York Stock Exchange (“NYSE”) and as independent under certain heightened independence standards of the NYSE and the Securities and Exchange Commission applicable to the audit committee, and that Mr. Ursini does not qualify as independent under the general independence standards of the NYSE, as he currently serves as a member of the Company’s senior management team. Mr. Caswell will be compensated for his services on the Board on the same basis as each of the Company’s other non-employee directors pursuant to the Company’s Non-Employee Director Compensation Program. The Company will also enter into an indemnification agreements with Messrs. Caswell and Ursini on the same basis as each of the Company’s other directors.

Mr. Caswell was nominated for appointment to the Board as one of Cannae Holdings’ two permitted designees to serve on the Company’s Board pursuant to the Shareholders Agreement, dated as of January 27, 2022 (the “Shareholders Agreement”), by and among the (i) Company, (ii) Trasimene Trebia, L.P. and BGPT Trebia LP (the “Trebia Sponsors), (iii) Cannae Holdings, Inc. (“Cannae Holdings” and, together with the Trebia Sponsors, the “Trebia Investors”), (iv) Michael Blend, (v) Charles Ursini, (vi) Nick Baker and (vii) Just Develop It Ltd. (“JDI” and, together with Messrs. Blend, Ursini and

Baker, the “Founder Shareholders”). Mr. Ursini was nominated for appointment to the Board as one of two permitted Founder Designees to serve on the Company’s Board pursuant to the Shareholders Agreement. There are no family relationships between either Messrs. Caswell and Ursini and any director or executive officer of the Company, and neither Messrs. Caswell nor Ursini is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Increase in Size of the Board of Directors

In connection with the appointment of Messrs. Ursini and Caswell to the Company’s Board, on April 10, 2024, the Board also voted to increase the size of the Board from ten (10) directors to eleven (11) directors, with the additional director being a Class III director of the Board, with a term expiring at the Company’s annual meeting to be held in 2025.

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

System1, Inc.

Date:	April 12, 2024	By:	/s/ Daniel J. Weinrot
		Name:	Daniel J. Weinrot
		Title:	General Counsel & Corporate Secretary